UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

	Commission File Number 	0-5920

(Check one)             Form 10-K and Form 10-KSB		  Form 11-K

   Form 20-F		X  Form 10-Q and Form 10-QSB	  Form N-SAR

For period ended 	8/31/01

? Transition Report on Form 10-K and Form 10-KSB

? Transition Report on Form 20-F

? Transition Report on Form 11-K

? Transition Report on Form 10-Q and Form 10-QSB

? Transition Report on Form N-SAR

For the transition period ended

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:


PART I
REGISTRANT INFORMATION

Full name of registrant 	Lancer Orthodontics, Inc.

Former name if applicable

Address of principal executive office (Street and number)

	253 Pawnee Street

City, state and zip code 	San Marcos CA 92069


PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X     (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X     (b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date;
or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)	The accountant's statement or other exhibit required by
Rule 12B-25(c) has been attached if applicable.


PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is currently gathering and analyzing certain accounting information to complete its financial statements.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Cathy Wyss	760/744-5585
	(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer
is no, identify report(s).	X Yes 	   No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?   Yes 	X   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Lancer Orthodontics, Inc.
	(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 	October 15, 2001		By 	/s/     Doug Miller, President